

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2022

Thomas A. Feil
President
Capital One Funding, LLC
1600 Capital One Drive
Room 27907A
McLean, Virginia 22102

> **Re: Capital One Funding, LLC**
> **Capital One Multi-Asset Execution Trust**
> **Capital One Master Trust**
> **Registration Statement on Form SF-3**
> **Filed January 28, 2022**
> **File Nos. 333-262382, 333-262382-01 and 333-262382-02**

Dear Mr. Feil:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-3

General

1. We note your use of LIBOR-based disclosure throughout the form of prospectus "for illustrative purposes." It is not clear to us why such LIBOR-based disclosure is appropriate given your statement on the cover page of the form of prospectus that "any floating rate notes offered under this registration statement will be based on a benchmark index other than LIBOR." In light of the continuing transition away from LIBOR, please revise your disclosure throughout the prospectus either to identify the benchmark index you plan to use for floating rate notes, if known, or to provide appropriate placeholders for

a generic benchmark other than LIBOR. Please also include any appropriate risk factors regarding the use of a new benchmark and any other relevant risk factors related to LIBOR transition efforts. See, generally, Staff Statement on LIBOR Transition—Key Considerations for Market Participants (Dec. 7, 2021).

Form of Prospectus
Risk Factors, page 32

2.   To the extent that you believe investors in these asset-backed securities may be impacted by climate-related events, including, but not limited to, existing or pending legislation or regulation that relates to climate change, please consider revising your disclosure to describe these risks. See the Commission's Guidance Regarding Disclosure Related to Climate Change, Interpretive Release No. 33-9106 (Feb. 8, 2010).

Part II - Information Not Required in Prospectus
Item 14. Exhibits, page II-1

3.   Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Arthur Sandel at 202-551-3262 or Rolaine Bancroft at 202-551-3313 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Structured Finance